THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


H. Christopher Owings Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
       Registration Statement on Form SB-2 (Amendment 4&5)
       File No.  333-127612
       Filed August 19, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated December 16, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

     1. We have quantified and described specific significant costs and expenses incurred and expected to be incurred during the next 12 months within the Plan of Operation section.

     2. We have described the business of Tota Productions as a music and video production company.

     3. We have disclosed that we do not currently have any agreements or projects whereby the company acts as an agent.

     4. As the company has its own distribution, the company does not deem this a material risk that need be disclosed in the Risk section.

     5. We have revised this disclosure to disclose that minimum development costs have been incurred to date, no revenues have been generated to date and additional expected expenses will not exceed $10,000 per project.

     6. We have revised the document to reflect that the company has not generated any revenues from the Havana Nights project.

     7. We have disclosed the operating activities and financing activities that earned the company the stated revenues, and the investing activities that cost the company the stated amounts.

     8. We believe we have already responded to this issue by stating that no major expenses were incurred as the company simply acted on a work for hire basis and received a fee for its services. We have defined the term NHRA.

     9. We have disclosed that the company has continued to generate revenues with work for hire projects that consist of music and corporate video production.


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     10.  We have disclosed the loss for the period.

     11.  We have deleted this reference.

     12. We have impaired the investment in Havana Nights per footnote 9 of the notes to financial statements, and therefore have not responded to the requested items in this comment.

     13. We have revised the table to correctly reflect that Hugo Cancio acquired 7,772,670 shares of the company's common stock on January 6, 2005 for $7,772.67. The totals have also been revised to reflect this change. We have included the dates each purchaser acquired shares. The amount of consideration paid by each shareholder is already set forth in the table under the caption "PAID."

     14.  We have included a revised version of the undertakings.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s/William D. O'Neal
----------------------
William D. O'Neal




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